FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:   (604) 899-5450     Facsimile:   (604) 484-4710

ITEM 2.

DATE OF MATERIAL CHANGE    May 29, 2009

ITEM 3.

NEWS RELEASE

A news release was disseminated on May 29, 2009 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group announced that it has agreed to increase the size of its previously announced public offering (the "Offering") of units (“Units”) from 21,500,000 to 22,802,300 Units.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE Amex) (“Platinum Group” or the “Company”) is pleased to announce that it has agreed to increase the size of its previously announced public offering (the "Offering") of units (“Units”) from 21,500,000 to 22,802,300 Units (see the press release of the Company issued earlier on May 29, 2009). The aggregate proceeds of the Offering will be approximately $31.9 million, based on the price of $1.40 per Unit. All other terms of the Offering remain the same.

The Company intends to use a significant portion of the net proceeds to pay Anglo Platinum Limited (“Anglo Platinum”) certain amounts due pursuant to the restructuring of the Western Bushveld Joint Venture (“WBJV”) arrangements for the equalization of ounces contributed by Anglo Platinum to the WBJV, as set out in the Company’s material change report dated December 18, 2008.  The payment to Anglo Platinum is currently estimated to be approximately ZAR205 million (or approximately Cdn$28 million). The final payment amount is subject to: (i) final agreement between Anglo Platinum and the Company and is to be calculated on the basis of ounces contributed by the parties with reference back to the independent calculations in the Technical Report (Feasibility Study) WBJV Project, dated July 7, 2008; and (ii) certain adjustments with respect to United States dollar, South African Rand and Canadian dollar exchange rates.  The remainder of the net proceeds will be used for general working capital.

The Units will be sold publicly in British Columbia, Alberta and Ontario and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and internationally pursuant to available exemptions.

Closing of the Offering is expected to occur on or about June 16, 2009 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Amex. The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

ITEM 6.

RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102      N/A

ITEM 7.

OMITTED INFORMATION    N/A

ITEM 8.

EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO   Phone: (604) 899-5450

ITEM 9.

DATE OF REPORT

June 1, 2009